UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 00-23960

EASTON BANCORP, INC.

(Exact name of registrant as specified in its charter)

501 Idlewild Avenue

Easton, Maryland 21601

(410) 819-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             .

Pursuant to the requirements of the Securities and Exchange Act of 1934, Easton Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 17, 2004

By:	/s/ R. Michael S. Menzies
Name:	R. Michael S. Menzies
Title:	President